May 21, 2025

Sam Tabar
Chief Executive Officer
WhiteFiber, Inc.
31 Hudson Yards, Floor 11, Suite 30
New York, NY 10001

       Re: WhiteFiber, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted May 5, 2025
           CIK No. 0002042022
Dear Sam Tabar:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 3, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Prospectus Summary
Overview, page 1

1. We note your disclose that the the MTL-2 data center is "expected to be completed and operational by the end of the third quarter of 2025," that MTL-3 has a "targeted go-live data of late third quarter 2025," and that the "initial capacity for NC-1 will be energized late in the fourth quarter 2025." Please revise your disclosure to clarify the significance of these milestones by describing the phases of development remaining to achieve the profit margins that you disclose.
 May 21, 2025
Page 2

Risk Factors, page 17

2. Please add a separately-captioned risk factor plainly explaining to investors that, unlike many companies that operate data centers, you are not a REIT. Discuss the implications of this, including the specific features and benefits of REITs that will not be available to investors and describe the enhanced disclosure requirements applicable to some REITs that will not apply to you.
Business, page 76

3. Please revise to clarify the sources of your expected data center MW capacity.
       Specifically:
           Clarify the expected capacity of the MTL-3 data center. The statement that you
           "are aggressively pursuing [y]our development pipeline and expect to add 12 MW
           (gross) of capacity, inclusive of the MTL-2 and MTL-3 sites, for total capacity of
           16 MW (gross), by the end of the third quarter of 2025" seems to imply that
           MTL-3 will have a capacity of 7 MW (gross), based on your disclosure of 4 MW
           (gross) for MTL-1 and 5 MW (gross) for MTL-2.
           Explain the sources of the targeted aggregate HPC data center capacity of 32 MW by the end of 2025. If you expect to have a total capacity of 16 MW (gross) by the end of the third quarter of 2025, and the NC-1 facility will add an initial capacity of 24 MW (gross), it is unclear why your targeted HPC data center capacity is 32
           MW by the end of 2025, assuming the source of the additional capacity will come from NC-1.
           Explain the sources of your intended estimated 80 MW (gross)+ of total HPC data center capacity by the end of 2026.
4. We note your response to prior comment 3. Please disclose the material terms of any agreement or arrangement under which you purchase energy for your data centers. For example, we note from your response letter that at MTL-1, you obtain your hydro power through the landlord, who recharges directly based on actual consumption, that the rate is a standard rate offered with no fixed term, that the landlord owns the building complex and does not have a separate power entrance exclusively for
       Enovum, and that in the province of Quebec where MTL-1, MTL-2, and MTL-3 are located, all of the hydroelectric power is provided by a crown corporation, Hydro
       Quebec, which has predetermined rates depending on the customers industry and based on the power demand. Further disclose the actual rates you are charged under these and any other arrangements.
5. Please revise to explain the basis for your disclosed "average build time for retrofits."
       Specifically, explain which of your facilities this is based upon. In that regard we note that you acquired your MTL-1 facility as "fully operational and fully leased to customers." It also appears that you are the lessee of your Iceland facility.
Reorganization and Relationship with Bit Digital, page 77

6. We note your disclosure that "While WhiteFiber may provide data center or cloud services to operators in the bitcoin or the cryptocurrency ecosystem, WhiteFiber does not have any businesses that are otherwise tied to bitcoin or the cryptocurrency
 May 21, 2025
Page 3

       ecosystem" and a similar statement on page 2. Please revise to explain specifically what services you provide or may provide to "operators in the bitcoin or the cryptocurrency ecosystem." As an additional matter, please reconcile your statement on page 35 that "WhiteFiber is not operating in the crypto mining business" with your reference on page 29 to "colocation customers who are crypto miners." If customers use your machines for crypto asset mining, please disclose the material terms of how you are compensated under such arrangements.
Transition Services Agreement, page 107

7. Please revise to disclose all material terms of the Transition Services Agreement, including but not limited to the aggregate fees payable for services under the agreement and the maximum amount of Bit Digital liability under the agreement.
Notes to Combined Financial Statements
13. Segment Reporting, page F-24

8. Please revise to include the entity-wide disclosures by geographic location required by
       ASC 280-10-50-41.
Exhibits

9. Please file the following agreements as exhibits to your registration statement or tell us why any particular agreement is not required to be filed pursuant to Item
       601(b)(10) of Regulation S-K:
           Your 5 MW (gross) colocation agreement with Cerebras Systems;
           Your agreement evidencing your credit approval for up to a CAD $60 million debt financing with the Royal Bank of Canada; and Your Master Services Agreement with an AI Compute Fund managed by
DNA
           Holdings.
10. Please revise the exhibit index to include active hyperlinks to each filed exhibit, as required by Item 601(a)(2) of Regulation S-K.
       Please contact Rolf Sundwall at 202-551-3105 or David Irving at 202-551-3321 if you
have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or Irene Paik at 202-551-6553 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Crypto
Assets
cc:   Elliot Lutzker